

June 30, 2020

Paul Hastings
Chief Executive Officer
Nkarta, Inc.
6000 Shoreline Court, Suite 102
South San Francisco, CA 94080

      Re: Nkarta, Inc.
            Registration Statement on Form S-1
            Filed June 19, 2020
            File No. 333-239301

Dear Mr. Hastings:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.   In the first paragraph of page 2, your disclosure references the prospective "transfer of the NKX101 manufacturing process" to you. Please expand your disclosure to briefly describe such transfer, including any material terms thereof, as applicable.

Summary Financial Data, page 10

2.   We note that you have presented pro forma balance sheets giving effect to the issuance of the second tranche of Series B convertible preferred stock as well as the conversion of all preferred stock. Please explain why you have not similarly updated your pro forma earnings per share calculations for the three months ended March 31, 2020 and the year ended December 31, 2019. In this regard, we note that for transactions involving the

issuance of securities subsequent to the latest balance sheet presented, you should give pro forma effect to those shares as being outstanding as of the beginning of the earliest pro forma period presented. Please advise or revise.

Index to Financial Statements
Statement of Operations and Comprehensive Loss, page F-4

3.   With regard to your pro forma net loss per share, basic and diluted, and the related pro forma weighted average shares outstanding, basic and diluted, for the year ended December 31, 2019, please revise to include a note on how you determined these amounts.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tara Harkins at (202) 551-3639 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Michael Clampitt at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences